(Check one): ☒ Form 10-K ☐ Form 11-K ☐ Form 20-F ☐ Form 10-Q ☐ Form N-SAR	SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 FORM 12b-25 Commission File Number 000-28139 NOTIFICATION OF LATE FILING

For Period Ended: April 30, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Not Applicable

PART I

REGISTRANT INFORMATION

Blue Coat Systems, Inc.

Full name of registrant

Cache Flow Inc.

Former name if applicable

420 North Mary Avenue

Address of principal executive office (Street and number)

Sunnyvale, California 94085

City, state and zip code

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Blue Coat Systems, Inc. (the “Company”) is unable to file timely an annual report on Form 10-K for its fiscal year ended April 30, 2006, because it is currently conducting a voluntary review of its historical practices in granting stock options to members of senior management and employees of the Company. The Company’s Board of Directors has appointed a committee of independent directors to conduct this review. The committee is being assisted by independent legal counsel and accounting experts. The review covers all option grants since the Company’s initial public offering in November 1999. The independent committee has also advised the Company’s independent registered public accounting firm, Ernst & Young LLP, of its review. The independent committee has reached a preliminary conclusion that the actual measurement dates for financial accounting purposes of certain stock option grants issued in the past likely differ from the recorded grant dates of such awards. The independent committee has not completed its investigation and is continuing its review of these matters. Based on the preliminary conclusions of the independent committee, the Company believes it may record additional non-cash charges for stock-based compensation expense, but is not yet able to determine the amount of such charges or the resulting tax impact of these actions. The Company similarly is not yet able to determine whether any such compensation charges would be material and require the Company to restate previously issued financial statements. Until the independent committee’s review is completed, the Company will be unable to finalize its financial statements and file its Form 10-K for fiscal 2006.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Brian NeSmith (Name)	(408) (Area Code)	220-2200 (Telephone Number)

(2)	Have all other period reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No (See explanation below)

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On May 24, 2006, the Company issued a press release containing its unaudited condensed consolidated balance sheet as of April 30, 2006 and its statement of operations for the fiscal year then ended. As was disclosed in those financial statements (the “2006 Earnings Release Financial Statements”), the Company’s results of operations for the fiscal year ended April 30, 2006 changed significantly from its results of operations for the fiscal year ended April 30, 2005. The Company’s net revenues increased from $96.2 million for the fiscal year ended April 30, 2005 to $141.5 million for the fiscal year ended April 30, 2006. The Company’s net income increased from $5.4 million for the fiscal year ended April 30, 2005 to $8.0 million for the fiscal year ended April 30, 2006. The Company’s net income per diluted share increased from $0.41 for the fiscal year ended April 30, 2005 to $0.54 for the fiscal year ended April 30, 2006.

As noted in Part 3 above, the independent committee has not completed its investigation and is continuing its review of the Company’s historical practices in granting stock options. Based on the preliminary conclusions of the independent committee, the Company believes it may record additional non-cash charges for stock-based compensation expense, but is not yet able to determine the amount of such charges or the resulting tax impact of these actions. The Company similarly is not yet able to determine whether any such compensation charges would be material and require the Company to restate previously issued financial statements, or whether any such compensation charges would materially affect the 2006 Earnings Release Financial Statements. Until the independent committee’s review is completed, the Company will be unable to finalize its financial statements for fiscal 2006.

* * * * * * * * *

Forward Looking Statements: Statements in this Notification of Late Filing on Form 12b-25 regarding Blue Coat Systems, Inc.’s financial statements for prior periods and the possible conclusions or determinations to be made by the Board of Directors or the independent committee are forward-looking statements and are subject to the Safe Harbor provisions created by the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current information and expectations, and involve a number of risks and uncertainties. Actual results may differ materially from those projected in such statements due to various factors, including but not limited to, the final conclusions of the Board of Directors, the Audit Committee, the independent committee, and the Company’s independent public accountants concerning matters related to the company’s stock option grants.

Blue Coat Systems, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date July 14, 2006	By	/s/ Brian NeSmith
President and Chief Executive Officer